As filed with the Securities and Exchange Commission on December 10, 2007

Registration No. 333-147085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

on

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Constellation Energy Partners LLC

(Exact name of registrant as specified in its charter)

Delaware	11-3742489
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

111 Market Place

Baltimore, Maryland 21202

(410) 468-3500

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Felix J. Dawson

Chief Executive Officer

Constellation Energy Partners LLC

111 Market Place

Baltimore, Maryland 21202

(410) 468-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

G. Michael O’Leary

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to Form S-1 on Form S-3 is being filed to convert the registration statement on Form S-1 (No. 333-147085) into a registration statement on Form S-3. The Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3. The filing fee of $9,616 was previously paid as described in the Form S-1 filed with the Securities and Exchange Commission on November 1, 2007.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2007

PROSPECTUS

8,506,809 Common Units

Representing Class B Limited Liability Company Interests

This prospectus relates to 8,506,809 common units representing Class B limited liability company interests in us that may be offered for resale by the selling unitholders named in this prospectus. The selling unitholders acquired the common units in private placement transactions occurring in July and September 2007. We are registering the offer and sale of the common units to satisfy registration rights we granted in that transaction.

We are not selling any common units under this prospectus and will not receive any proceeds from the sale of common units by the selling unitholders. The common units to which this prospectus relates may be offered and sold from time to time directly from the selling unitholders or alternatively through underwriters or broker-dealers or agents. The common units may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Because all of the common units being offered under this prospectus are being offered by the selling unitholders, we cannot currently determine the price or prices at which our common units may be sold under this prospectus.

Our common units are listed for trading on NYSE Arca under the trading symbol “CEP.” On December 6, 2007, the closing sale price of our common units as reported on NYSE Arca was $33.10 per unit.

Investing in our common units involves risks. See “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                    , 2007

i

SELLING UNITHOLDERS	61
VALIDITY OF THE UNITS	63
EXPERTS	63
WHERE YOU CAN FIND MORE INFORMATION	63

APPENDIX A— Glossary of Terms	A-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully and the documents incorporated by reference including the historical and pro forma consolidated financial statements and the notes to those financial statements and the reserve estimates. Please read “Where You Can Find More Information.” You should read “Risk Factors” for information about important factors to consider before buying the common units. We include a glossary of some of the terms used in this prospectus in Appendix A.

References in this prospectus to “Constellation Energy Partners,” “we,” “our,” “us,” “CEP” or like terms refer to Constellation Energy Partners LLC and its subsidiaries. References in this prospectus to “CEPM” are to Constellation Energy Partners Management, LLC, a Delaware limited liability company. References in this prospectus to “CCG” are to Constellation Energy Commodities Group, Inc., a Delaware corporation. References in this prospectus to “CEPH” are to Constellation Energy Partners Holdings, LLC, a Delaware limited liability company. References to “CHI” are to Constellation Holdings, Inc., a Delaware corporation. References in this prospectus to “Constellation” are to Constellation Energy Group, Inc., a Maryland corporation. We refer to our Class A limited liability company interests as the Class A units, our Class B limited liability company interests as the common units, our Class C limited liability company interests as the management incentive interests, our Class D limited liability company interests as the Class D interests, our Class E limited liability company interests as the Class E units and our Class F limited liability company interests as the Class F units.

Constellation Energy Partners LLC

We are a limited liability company that was formed by Constellation in 2005 to acquire oil and natural gas reserves. We are focused on the acquisition, development and production of oil and natural gas properties (“E&P properties”) as well as related midstream assets. Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders and over time to increase our quarterly cash distribution. As of December 31, 2006, our estimated proved reserves are 100% natural gas and are located in the Robinson’s Bend Field in Alabama’s Black Warrior Basin. Our estimated proved reserves at December 31, 2006 were approximately 120.3 Bcf, approximately 81% of which were classified as proved developed. Our average proved reserve-to-production ratio is approximately 24 years based on our estimated proved reserves at January 1, 2006 and production for the year ended December 31, 2006. We currently own a 100% working interest (an approximate 75% average net revenue interest, calculated before the Torch Royalty NPI, or NPI) in our Robinson’s Bend Field producing properties, which had 467 producing natural gas wells as of December 31, 2006.

On April 23, 2007, we closed the acquisition of oil and natural gas properties in the Cherokee Basin of Oklahoma and Kansas and interests in certain limited liability companies which own oil and natural gas properties in the Cherokee Basin for approximately $115 million, subject to purchase price adjustments. On July 25, 2007, we closed the acquisition of additional oil and natural gas properties in the Cherokee Basin of Oklahoma via an agreement of merger providing for the merger of Amvest Osage, Inc. into a wholly-owned subsidiary of CEP for approximately $240 million, subject to purchase price adjustments. On September 21, 2007, we closed the acquisition of additional oil and natural gas properties in the Cherokee Basin of Oklahoma for approximately $128 million, subject to purchase price adjustments.

For a further description of the characteristics of coalbed methane production, our recent acquisitions, the Cherokee Basin and the Black Warrior Basin, please read our most recent Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 that are incorporated herein by reference.

We have executed a commodity price risk management program that is intended to reduce the volatility in our revenues due to commodity price changes, which in turn should provide greater stability to our future cash flows and earnings. Pursuant to this program, we have hedged the future prices of a portion of our expected production from October 2006 through December 2009 from currently producing wells. Under our broader hedge program, we have adopted a policy that contemplates hedging the sales prices for approximately 80% of our expected production from currently producing wells for a period of up to five years, as appropriate, based primarily on our intent to stabilize cash flows and our view of prevailing and expected market conditions for natural gas. In determining our quarterly distributions, we take into account the resulting impact of these hedges. For a further description of our hedging activities, please read our most recent Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 that are incorporated herein by reference.

Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited liability company structure and the tax characteristics of our common units. Please read carefully the risks under the caption “Risk Factors” immediately following this Summary beginning on page 10.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 111 Market Place, Baltimore, Maryland 21202, and our telephone number is (410) 468-3500. Our website is located at http://www.constellationenergypartners.com. We make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Organizational Chart

The following diagram depicts our organizational structure as of November 30, 2007.

The Offering

Units offered by selling unitholders	8,506,809 common units.

Units outstanding after this offering	21,904,106 common units, which includes 5,343 common units granted under our long-term incentive plan.

447,022 Class A units, all of which are owned by CEPM.

Use of proceeds	We will not receive any proceeds from sales of common units by the selling unitholders.

Cash distributions

We intend to make a current quarterly distribution of $0.5625 per common unit to the extent we have sufficient available cash from operations after we establish appropriate cash reserves and pay fees and expenses, including payments to CEPM for reimbursement of costs and expenses it incurs on our behalf. In October 2007, our board of managers approved an increase of our regular quarterly distribution from $0.4625 per unit to $0.5625 per unit on our outstanding common and Class A units. We refer to this cash as “available cash,” and we define its meaning in more detail in our limited liability company agreement, in “How We Make Cash Distributions—Distributions of Available Cash—Definition of Available Cash” and in the glossary of terms found in Appendix A. Our board of managers has broad discretion in establishing cash reserves. The cash reserves that our board of managers may establish in its discretion include reserves for future cash distributions on the common units, Class A units and management incentive interests and to pay special cash distributions to the holders of our Class D interests. These reserves, which could be substantial, will reduce the amount of cash available for distribution to you.

Our board of managers has adopted a policy that it will raise our quarterly cash distribution only when it believes that we (i) have sufficient reserves and liquidity for the proper conduct of our business, including the maintenance of our asset base, and (ii) can maintain such increased distribution level for a sustained period. While this is our current policy, our board of managers may alter such policy in the future when and if it determines such alteration to be appropriate. Our limited liability company agreement requires that, within 45 days after the end of each calendar quarter beginning with the quarter ending December 31, 2006, we distribute all of our available cash to holders of record of our limited liability company interests on the applicable record date.

On November 14, 2007, for each of our common and Class A units, we paid to unitholders of record on November 7, 2007 the most recent cash distribution of $0.5625 per unit for the quarter ended September 30, 2007.

The amount of available cash in any quarter may be greater or less than the aggregate amount associated with payment of an initial quarterly distribution of $0.4625 per common unit (“IQD”) on all of our common units and Class A units. In general, we pay any cash distributions we make in the following manner:

•

first, 98% to the holders of our common units and 2% to the holders of our Class A units, pro rata, until each unitholder has received $0.5319 (that is, the $0.4625 IQD plus $0.0694), which aggregate amount we refer to as the “Target Distribution;” and

•

thereafter, any amount distributed in respect of any quarter in excess of the Target Distribution will be distributed 98% to the holders of our common units, pro rata, and 2% to the holder of our Class A units until distributions become payable in respect of our management incentive interests as described under “Management incentive interests” below.

The holder of our Class A units is entitled to 2% of our cash distributions without any obligation to make future capital contributions to us.

Management incentive interests	We refer to a distribution in respect of the management incentive interests as a “management incentive distribution.” CEPM initially holds all of the management incentive interests.

Payments to the holder of our management incentive interests are subject to the satisfaction of certain requirements. The first requirement is the “12-Quarter Test.” The 12-Quarter Test requires that, for the 12 full, consecutive, non-overlapping calendar quarters that begin with the first calendar quarter in respect of which we pay per unit cash distributions from operating surplus to holders of Class A and common units in an amount equal to or greater than the Target Distribution (we refer to such 12-quarter period as the “First MII Earnings Period”):

•

we pay cash distributions from operating surplus to holders of our outstanding Class A and common units in an amount that on average exceeds the Target Distribution on all of the outstanding Class A and common units over the First MII Earnings Period;

•

we generate adjusted operating surplus (which is defined in “How We Make Cash Distributions” and in the glossary included as Appendix A) during the First MII Earnings Period that on average is in an amount at least equal to 100% of all distributions on the outstanding Class A and common units up to the Target Distribution plus 117.65% of all such distributions in excess of the Target Distribution; and

•	we do not reduce the amount distributed per unit in respect of any such 12 quarters.

The second requirement is the “4-Quarter Test.” The 4-Quarter Test requires that, for each of the last four full, consecutive, non-overlapping calendar quarters in the First MII Earnings Period:

•	we pay cash distributions from operating surplus to the holders of our outstanding Class A and common units that exceed the Target Distribution on all of the outstanding Class A and common units;

•

we generate adjusted operating surplus in an amount at least equal to 100% of all distributions on the outstanding Class A and common units up to the Target Distribution plus 117.65% of all such distributions in excess of the Target Distribution; and

•	we do not reduce the amount distributed per unit in respect of any of such four quarters.

If the 12-Quarter Test and the 4-Quarter Test have been met, then: (i) we will make a one-time management incentive distribution (contemporaneously with the distribution paid in respect of the Class A and common units for the twelfth calendar quarter in the First MII Earnings Period) to the holder of our management incentive interests equal to 17.65% of the sum of the cumulative amounts, if any, by which quarterly cash distributions per unit paid on the outstanding Class A and common units during the First MII Earnings Period exceeded the Target Distribution on all of the outstanding Class A and common units (we refer to this one-time management incentive distribution as an “EP MID”); and (ii) for each calendar quarter after the First MII Earnings Period, the holders of our Class A units and common units and management incentive interests will receive 2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay for such quarter in excess of the Target Distribution.

If the 12-Quarter Test is not met, management incentive distributions will not be payable in respect of the First MII Earnings Period. An EP MID may become payable, however, with respect to a subsequent period, which we refer to as the Later MII Earnings Period, if the 12-Quarter Test and the 4-Quarter Test are met in respect of such Later MII Earnings Period. If both tests are met with respect to a Later MII Earnings Period, then for each calendar quarter after the Later MII Earnings Period, the holders of the Class A units, common units and management incentive interests will receive 2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay for such quarter in excess of the Target Distribution.

However, if (a) the 12-Quarter Test has been met in respect of the First MII Earnings Period or any Later MII Earnings Period, but not the 4-Quarter Test; (b) the 4-Quarter Test has been met in any period of four full, consecutive and non-overlapping quarters occurring after the end of the First MII Earnings Period or Later MII Earnings Period, as the case may be, up to three of which quarters can fall within the First MII Earnings Period or Later MII Earnings Period, as the case may be, (we refer to such four-quarter period as the “MII 4-Quarter Earnings Period”); and (c) we have paid at least the IQD in each calendar quarter occurring between the end of the First MII Earnings Period or Later MII Earnings Period, as the case may be, and the beginning of the MII 4-Quarter Earnings Period:

•

the holders of our Class A units, common units and management incentive interests will receive 2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay in excess of the Target Distribution for each calendar quarter after the MII 4-Quarter Earnings Period; and

•	the holder of our management incentive interests will receive an EP MID with respect to the First MII Earnings Period or Later MII Earnings Period, as the case may be.

The increase of our regular quarterly distribution from $0.4625 per unit to $0.5625 per unit on our outstanding common and Class A units commenced the First MII Earnings Period. An initial reserve of $0.1 million has been established to fund future distributions on the management incentive interests.

We are not able to predict the amount of the distributions in respect of the management incentive interests. For a further discussion of the management incentive interests, please read the information set forth under the caption “How We Make Cash Distributions–Management Incentive Interests.”

Special Class D interests distribution

In order to address the risks of early termination, without the prior consent of our board of managers, of the sharing arrangement in respect of the calculation of amounts payable to the Torch Energy Royalty Trust (the “Trust”) for the non-operating net profits interest held by the Trust (“NPI”) and the potential reduction in our revenues resulting therefrom, CHI has contributed $8.0 million to us for all of our Class D interests. For each full calendar quarter during the period commencing January 1, 2007 and ending on December 31, 2012 that the sharing arrangement remains in effect, we will distribute to the holder of the Class D interests $333,333.33, as a partial return of the $8.0 million capital contribution made for the Class D interests, which payment will be made concurrently with the quarterly cash distribution to our unitholders for that quarter. On November 14, 2007, the most recent distribution of $333,333.33 was paid to CHI, as holder of the Class D interests. The Class D interests will be cancelled upon the payment of the final distribution of $333,333.41 to CHI for the quarter ending December 31, 2012, unless the special distribution right has been terminated earlier. If the amounts payable by us to the Trust are not calculated based on the sharing arrangement through December 31, 2012, unless such change is approved in advance by our board of managers and our conflicts committee, the special distribution right for future quarters will terminate and the remaining portion of the $8.0 million contribution not so returned in special cash distributions will be retained by us to partially offset the reduction in our revenues resulting from termination of the sharing arrangement in respect of the Trust. In the case of such termination of the special distribution right, CHI will have the right only under specific circumstances upon our liquidation to receive the unpaid portion of the $8.0 million capital contribution that has not then been distributed to CHI in such special distributions. If the distribution right is terminated during a quarter, the special distribution to the holder of the Class D interests will be pro rated for that quarter based upon the ratio of the number of days in such quarter prior to the effective date of such termination to 90.

Issuance of additional units

We can issue an unlimited number of additional limited liability company interests without the consent of our unitholders. Please read “The Limited Liability Company Agreement—Issuance of Additional Securities.”

Agreement to be bound by limited liability agreement; common unit voting rights

By purchasing a common unit, you will be admitted as a member of our limited liability company and be deemed to have agreed to be bound by all of the terms of our limited liability company agreement. Our board of managers manages us and will rely on personnel from CEPM and its affiliates to oversee our operations. Pursuant to our limited liability company agreement, as a common unitholder you will be entitled to vote on the following matters:

•	annual election of three members of our five-member board of managers;

•	specified amendments to our limited liability company agreement;

•	merger of our company or the sale of all or substantially all of our assets; and

•	dissolution of our company.

Please read “The Limited Liability Company Agreement—Voting Rights.”

Board of Managers	Our board of managers is comprised of five members, two of whom are elected by the holders of the Class A units and the remainder of whom are elected by the holders of the common units.

Limitations on common unitholder actions

Our limited liability company agreement (i) prohibits common unitholders from taking unitholder action by written consent and (ii) nullifies the common unitholder voting rights of any person other than Constellation or its affiliates that holds 20% or more of our outstanding common units.

Limited call right

If at any time any person and its affiliates own more than 80% of the outstanding common units, such person will have the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then–current market price of the common units.

Fiduciary duties	Our limited liability company agreement provides that the fiduciary duties of our managers and officers are generally to act in good faith in acting on our behalf in such capacity.

As a result of our relationship with Constellation and its affiliates, as well as the fact that our executive officers and Class A managers also serve as managers, directors, officers or employees of Constellation or its other affiliates, conflicts of interest exist and will arise in the future. The ultimate resolution of these conflicts of interest may result in the interests of Constellation or its affiliates being favored over your interests, may be to our detriment and could adversely affect the market price of the common units. If in resolving these conflicts of interest our board of managers or officers, as the case may be, satisfy the applicable standards set forth in our limited liability company agreement for resolving conflicts of interest, you will not be able to assert that such resolution constituted a breach of fiduciary duty owed to us or to you by our board of managers and officers. For example, our limited liability company agreement establishes a conflicts committee of our board of managers, consisting solely of independent managers, which is responsible for reviewing transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, you will not be able to assert that such approval or the consummation of such transaction constituted a breach of fiduciary duties owed to you by our managers and officers.

Material tax consequences

For a discussion of material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Exchange listing and trading symbol	Our common units are listed for trading on NYSE Arca under the trading symbol “CEP.”

RISK FACTORS

Limited liability company interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2006 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this prospectus in evaluating an investment in our common units. The described risks could materially and adversely affect our business, financial condition or results of operation. If any of the described risks actually were to occur, we may not be able to pay quarterly distributions on our common units, the trading price of our common units could decline and you could lose part or all of your investment in our company.

CAUTIONARY NOTE REGARDING FORWARD–LOOKING STATEMENTS

This prospectus contains forward–looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

•	the volatility of realized natural gas prices;

•	the discovery, estimation, development and replacement of oil and natural gas reserves;

•	our business and financial strategy;

•	our drilling locations;

•	technology;

•	our cash flow, liquidity and financial position;

•	the impact from the of termination of the sharing arrangement before December 31, 2012;

•	our production volumes;

•	our lease operating expenses, general and administrative costs and finding and development costs;

•	the availability of drilling and production equipment, labor and other services;

•	our future operating results;

•	our prospect development and property acquisitions;

•	the marketing of oil and natural gas;

•	competition in the oil and natural gas industry;

•	the impact of weather and the occurrence of natural disasters such as fires, floods, hurricanes, earthquakes and other catastrophic events and natural disasters;

•	governmental regulation of the oil and natural gas industry;

•	developments in oil-producing and natural gas producing countries; and

•	our strategic plans, objectives, expectations and intentions for future operations.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward–looking statements. These forward–looking statements may be found in the “Summary,” “Risk Factors,” and other sections of this prospectus. In some cases, forward-looking statements can be identified by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward–looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward–looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward–looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward–looking statements due to factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward–looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward–looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward–looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common units offered under this prospectus. Any proceeds from the sale of common units offered under this prospectus will be received by the selling unitholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2007 on a historical basis.

We derived this table from, and it should be read together with and is qualified in its entirety by reference to, our historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Constellation Energy Partners LLC” and “Use of Proceeds”.

As of September 30, 2007
Historical
(In 000’s)
Cash and cash equivalents	$19,519

Debt
Reserve-based credit facility	147,000
Class D Interests(a)	7,333
Equity
Members’ equity	—
Common units held by public(b)	118,451
Common units held by CEPH(b)	139,050
Class A units held by CEPM	10,300
Common units held by private investors	247,202
Accumulated other comprehensive income(c)	12,741

Total equity	527,744

Total capitalization	$682,077

(a)	Due to their contingently redeemable feature, the Class D interests will be treated as preferred units subject to contingent redemption in accordance with SEC Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stocks.
(b)	Reflects common units that have been issued under our long-term incentive plan.
(c)	Includes $12.7 million of unrealized gains on our cash flow hedges.

HOW WE MAKE CASH DISTRIBUTIONS

Initial Quarterly Distributions

The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our board of managers, taking into consideration the terms of our limited liability company agreement. We intend to distribute to the holders of common units and Class A units on a quarterly basis at least the IQD of $0.4625 per unit, or $1.85 per unit per year to the extent we have sufficient available cash after we establish appropriate reserves and pay fees and expenses, including payments to CEPM in reimbursement of costs and expenses it incurs on our behalf. Our current quarterly distribution rate is $0.5625 per unit, or $2.25 per unit on an annualized basis. Our IQD is intended to reflect the level of cash that we expect to be available for distribution per common unit and Class A unit each quarter from our productive assets. There is no guarantee we will pay the IQD in any quarter and we will be prohibited from making any distributions to unitholders if it would cause an event of default or an event of default is existing under our credit agreement. Our board of managers has adopted a policy that it will raise our quarterly cash distribution only when it believes that (i) we have sufficient reserves and liquidity for the proper conduct of our business, including the maintenance of our asset base, and (ii) we can maintain such an increased distribution level for a sustained period. While this is our current policy, our board of managers may alter such policy in the future when and if it determines such alteration to be appropriate.

Distributions of Available Cash

Overview

Our limited liability company agreement requires that, within 45 days after the end of each quarter we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of managers to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and credit needs);

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions (1) to our unitholders for any one or more of the next four quarters or (2) in respect of our Class D interests or management incentive interests;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our reserve-based credit facility or another arrangement and in all cases are used solely for working capital purposes or to pay distributions to unitholders.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our limited liability company agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

We define operating surplus in the glossary, and for any period, it generally means:

•	$20.0 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

cash distributions paid on equity issued to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset is placed into service or the date that it is abandoned or disposed of; plus

•

if the right to receive distributions (other than distributions in liquidation) on the Class D interests terminates before December 31, 2012, the excess of the amount of the $8.0 million contribution by CHI for the Class D interests over the cumulative cash distributions paid on the Class D interests before such termination shall be included in operating surplus, such inclusion to occur over a series of quarters with the amount included in each quarter to be equal to the amount of the payment we make to the Trust in respect of the NPI for such quarter that would not have been paid but for termination of the sharing arrangement; less

•	our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our board of managers to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $20.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities in operating surplus would be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions we receive from non-operating sources.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in the glossary, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to CEPM for services under the management services agreement, payments made in the ordinary course of business under commodity hedge contracts, manager and officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to our members (including distributions in respect of our Class D interests and management incentive interests).

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain, including over the long term, our asset base, and expansion capital expenditures are those capital expenditures that we expect will increase our asset base over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of a replacement asset during the period from such financing until the earlier to occur of the date any such replacement asset is placed into service or the date that it is abandoned or disposed of. Plugging and abandonment costs will also constitute maintenance capital expenditures. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus. As a result, to eliminate the effect on operating surplus of these fluctuations, our limited liability company agreement requires that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by our board of managers at least once a year, provided that any change is approved by our conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•

it reduces the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the IQD to be paid on all the units for that quarter and subsequent quarters;

•	it increases our ability to distribute as operating surplus cash we receive from non-operating sources;

•	it is more difficult for us to raise our distribution above the IQD and pay management incentive distributions on our management incentive interests; and

•

it reduces the likelihood that a large maintenance capital expenditure during the First MII Earnings Period or Later MII Earnings Period will prevent the payment of a management incentive distribution in respect of the First MII Earnings Period or Later MII Earnings Period since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Expansion capital expenditures are those capital expenditures that we expect will increase our asset base. Examples of expansion capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interest, or the development, exploitation and production of an existing leasehold interest, to the extent such expenditures are incurred to increase our asset base. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

As described above, none of actual maintenance capital expenditures, investment capital expenditures or expansion capital expenditures are subtracted from operating surplus. Because actual maintenance capital expenditures, investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from such financing until the earlier to occur of the date any such capital asset is placed into service or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus (except, in the case of maintenance capital expenditures, to the extent such interest payments and distributions are included in estimated maintenance capital expenditures).

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of maintenance capital expenditures, but which are not expected to expand for more than the short term our asset base.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our board of managers, based upon its good faith determination, subject to approval by our conflicts committee.

Definition of Capital Surplus

We also define capital surplus in the glossary, and it will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

We make distributions of available cash from operating surplus for any quarter in the following manner:

•

first, 98% to the common unitholders, pro rata, and 2% to the holder(s) of our Class A units, pro rata, until we distribute for each outstanding unit an amount equal to the Target Distribution for that quarter; and

•

thereafter, any amount distributed in respect of such quarter in excess of the Target Distribution per unit will be distributed 98% to the holders of the common units, pro rata, and 2% to the holder(s) of our Class A units until distributions become payable in respect of our management incentive interests as described in “—Management Incentive Interests” below.

The Class A units are entitled to 2% of all cash distributions from operating surplus, without any requirement for future capital contributions by the holders of such Class A units, even if we issue additional common units or other senior or subordinated equity securities in the future. The percentage interests shown above for the Class A units assume they have not been converted into common units. If the Class A units have been converted, the common units will receive the 2% of distributions originally allocated to the Class A units.

Management Incentive Interests

Management incentive interests represent the right to receive 15% of quarterly distributions of available cash from operating surplus after the Target Distribution has been achieved and certain other tests have been met. CEPM currently holds the management incentive interests, which are evidenced by the Class C limited liability company interests, but may transfer these rights separately from its Class A units, subject to restrictions in our limited liability company agreement. The earliest that we could be required to make distributions in respect of the management incentive interests is after a period of 12 consecutive quarters after we pay per unit cash distributions from operating surplus to holders of Class A and common units in an amount equal or greater than the Target Distribution. The increase of our regular quarterly distribution from $0.4625 per unit to $0.5625 per unit on our outstanding common and Class A units commenced the First MII Earnings Period. An initial reserve of $0.1 million has been established to fund future distributions on the management incentive interests. We are not able to predict the amount of the distributions in respect of the management incentive interests.

Prior to the end of the First MII Earnings Period or Later MII Earnings Period, which are defined below, we will not pay any management incentive distributions. To the extent, however, that during the First MII Earnings Period or Later MII Earnings Period we distribute available cash from operating surplus in excess of the Target Distribution, our board of managers intends to cause us to reserve an amount for payment of the EP MID, which is defined below, earned during the First MII Earnings Period or Later MII Earnings Period, as the case may be, after such period ends. If during the First MII Earnings Period or Later MII Earnings Period we fail to satisfy a condition specified in the next paragraph, our board of managers will cause any such reserved amount to be released from that reserve and restored to available cash.

Payments to the holder of our management incentive interests are subject to the satisfaction of certain requirements. The first requirement is the 12-Quarter Test, which requires that for the 12 full, consecutive, non-overlapping calendar quarters that begin with the first calendar quarter in respect of which we pay per unit cash distributions from operating surplus to holders of Class A and common units in an amount equal to or greater than the Target Distribution (that is, our $0.4625 IQD plus $0.0694) (we refer to such 12-quarter period as the “First MII Earnings Period”):

•

we pay cash distributions from operating surplus to holders of our outstanding Class A and common units in an amount that on average exceeds the Target Distribution on all of the outstanding Class A units and common units over the First MII Earnings Period;

•	we generate adjusted operating surplus (which is summarized below and is defined in the glossary included as Appendix A) during the First MII Earnings Period that on average is in an amount at least equal to 100% of all distributions on the outstanding Class A and common units up to the Target Distribution plus 117.65% of all such distributions in excess of the Target Distribution; and

•	we do not reduce the amount distributed per unit in respect of any such 12 quarters.

The second requirement is the 4-Quarter Test, which requires that for each of the last four full, consecutive, non-overlapping calendar quarters in the First MII Earnings Period:

•	we pay cash distributions from operating surplus to the holders of our outstanding Class A and common units that exceed the Target Distribution on all of the outstanding Class A and common units;

•

we generate adjusted operating surplus in an amount at least equal to 100% of all distributions on the outstanding Class A and common units up to the Target Distribution plus 117.65% of all such distributions in excess of the Target Distribution; and

•	we do not reduce the amount distributed per unit in respect of any such four quarters.

If both the 12-Quarter Test and the 4-Quarter Test have been met, then: (i) we will make a one-time management incentive distribution (contemporaneously with the distribution paid in respect of the Class A and common units for the twelfth calendar quarter in the First MII Earnings Period) to the holder of our management incentive interests equal to 17.65% of the sum of the cumulative amounts, if any, by which quarterly cash distributions per unit part on the outstanding Class A and common units during the First MII Earnings Period exceeded the Target Distribution on all of the outstanding Class A and common units (we refer to this one-time management incentive distribution as an “EP MID”); and (ii) for each calendar quarter after the First MII Earnings Period, the holders of our Class A units and common units and management incentive interests will receive 2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay for such quarter in excess of the Target Distribution.

If the 12-Quarter Test is not met and except as described below, management incentive distributions will not be payable in respect of the First MII Earnings Period and the holder of the management incentive interests will forfeit any and all rights to any management incentive distributions in respect of the First MII Earnings Period. An EP MID may become payable, however, with respect to a Later MII Earnings Period, if the 12-Quarter Test and the 4-Quarter Test are met in respect of such Later MII Earnings Period. A Later MII Earnings Period may begin with the first quarter following the quarter in which the 12-Quarter Test is not met, or, where we do not meet the 12-Quarter Test because we reduced our cash distribution in a particular quarter, the Later MII Earnings Period may begin with the quarter in which such reduction is made. If both tests are met with respect to a Later MII Earnings Period, then for each calendar quarter after the Later MII Earnings Period, the holders of the Class A units and common units and management incentive interests will receive 2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay for such quarter in excess of the Target Distribution.

However, if (a) the 12-Quarter Test has been met in respect of the First MII Earnings Period or any Later MII Earnings Period, but not the 4-Quarter Test; (b) the 4-Quarter Test has been met in any period of four full, consecutive and non-overlapping quarters occurring after the end of the First MII Earnings Period or Later MII Earnings Period, as the case may be, up to three of which quarters can fall within the First MII Earnings Period or Later MII Earnings Period, as the case may be (we refer to such four-quarter period as the “MII 4-Quarter Earnings Period”); and (c) we have paid at least the IQD in each calendar quarter occurring between the end of the First MII Earnings Period or Later MII Earnings Period, as the case may be, and the beginning of the MII 4-Quarter Earnings Period:

•

the holders of our Class A units and common units and management incentive interests will receive 2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay in excess of the Target Distribution for each calendar quarter after the MII 4-Quarter Earnings Period; and

•	the holder of our management incentive interests will receive an EP MID with respect to the First MII Earnings Period or Later MII Earnings Period, as the case may be.

Our board of managers has adopted a policy that it will raise our quarterly cash distribution only when it believes that (i) we have sufficient reserves and liquidity for the proper conduct of our business, including the maintenance of our asset base, and (ii) we can maintain such increased distribution level for a sustained period. While this is our current policy, our board of managers may alter such policy in the future when and if it determines such alteration to be appropriate.

Definition of Adjusted Operating Surplus

We define adjusted operating surplus in the glossary and for any period it generally means:

•	operating surplus generated with respect to that period less any amounts described in the fifth bullet point under “—Definition of Operating Surplus” above; less

•

any net increase in working capital borrowings with respect to that period (excluding any such borrowings to the extent the proceeds are distributed to the record holder of our Class D interests); less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures made with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from our operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and CEPM as the owner of our management incentive interests up to various distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our Class A unitholders and common unitholders and the holders of our management incentive interests in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Quarterly Distribution Level,” until available cash from operating surplus we distribute reaches the next distribution level, if any. The percentage interests shown for the IQD are also applicable to quarterly distribution amounts that are less than the IQD. The percentage interests shown in the table below assume that the Class A units have not been converted into common units as described herein.

	Quarterly Distribution Level	Marginal Percentage Interest in Distributions
		Class A Unitholders	Common Unitholders	Management Incentive Interests
IQD	$0.4625	2%	98%	0%
Target Distribution	above $0.4625 up to $0.5319	2%	98%	0%
Thereafter*	above $0.5319	2%	83%	15%

*	Assumes the management incentive interests have met the 12-Quarter Test and the 4-Quarter Test. Until the 12-Quarter Test and the 4-Quarter Test are met and distributions in respect of the management incentive interests become payable, quarterly distributions in excess of the $0.5319 Target Distribution will be made 2% to the holder of the Class A units and 98% to the holders of common units, pro rata.

Distributions from Capital Surplus

How Distributions from Capital Surplus Are Made

We make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 2% to the holder of our Class A units and 98% to all common unitholders, pro rata, until we distribute for each common unit that was issued in our initial public offering an amount of available cash from capital surplus equal to the initial public offering price; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our limited liability company agreement treats a distribution of capital surplus as the repayment of the initial common unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per common unit is referred to as the “unrecovered capital” per initial common unit. Each time a distribution of capital surplus is made, the IQD and the Target Distribution will be reduced in the same proportion as the corresponding reduction in the unrecovered capital per common unit. Because distributions of capital surplus will reduce the IQD, after any of these distributions are made, it may be easier for CEPM to receive management incentive distributions. However, any distribution of capital surplus before the unrecovered capital per common unit is reduced to zero cannot be applied to the payment of the IQD.

Once we distribute capital surplus on a common unit in an amount equal to the unrecovered capital per common unit, we will reduce the IQD and the Target Distribution to zero. We will then make all future distributions from operating surplus, with 2% being distributed to the holder of our Class A units, 83% being distributed to our common unitholders, pro rata, and 15% being distributed to the holder of our management incentive interests. The percentage interests shown above for the Class A units assume they have not been converted into common units. If the Class A units have been converted, the common units will receive the 2% of distributions originally allocated to the Class A units.

Adjustment to the IQD and Target Distribution

In addition to adjusting the IQD and Target Distribution to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, we will proportionately adjust:

•	the IQD;

•	the Target Distribution; and

•	the unrecovered capital per common unit.

For example, if a two-for-one split of the common units should occur, the Target Distribution and the unrecovered capital per common unit would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the IQD and the Target Distribution for each quarter by multiplying each by a fraction, the numerator of which is available cash for that quarter (after deducting our board of manager’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our board of managers’ estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Quarterly Cash Distributions on our Class D Interests

In order to address the risk of early termination, without the prior consent of board of managers, prior to December 31, 2012, of the sharing arrangement under the gas purchase contract pertaining to the calculation of amounts payable to the Trust for the NPI, and the potential reduction in our revenues resulting therefrom, at the closing of our initial public offering CHI contributed $8.0 million to us for all of our Class D interests. For each full calendar quarter during the period commencing January 1, 2007 and ending on December 31, 2012 that the sharing arrangement remains in effect, we will distribute to the holder of the Class D interests $333,333.33, as a partial return of the $8.0 million capital contribution made for the Class D interests, which payment will be made concurrently with the quarterly cash distribution to our unitholders for that quarter. The Class D interests will be cancelled upon the payment of the final distribution of $333,333.41 to CHI for the quarter ending December 31, 2012, unless the special distribution right has been terminated earlier. Such special quarterly cash distributions will be made 45 days after the end of each calendar quarter.

If the amounts payable by us to the Trust are not calculated based on the sharing arrangement through December 31, 2012, unless such change is approved in advance by our board of managers and our conflicts committee, the special distribution right for future quarters will terminate and the remaining portion of the $8.0 million original contribution not so returned in special cash distributions will be retained by us to partially offset the reduction in our revenues resulting from termination of the sharing arrangement. In the case of such termination of the special distribution right, CHI will have the right only under specific circumstances upon our liquidation to receive the unpaid portion of the $8.0 million capital contribution that has not then been distributed to CHI in such special distributions. See “—Distributions of Cash Upon Liquidation” below. If the sharing arrangement in respect of the Trust Wells is terminated during a quarter, the special distribution to CHI as the holder of our Class D interests will be prorated for that quarter based on the ratio of the number of days in such quarter prior to the effective date of such termination to 90. If we and any of the Trust, the trustee of the Trust or any subsequent holder of the NPI become involved in a dispute or proceeding in which such person asserts that prior to December 31, 2012 the sharing arrangement ceased to be applicable in calculating amounts payable in respect of production from the Trust Wells, special cash distributions in respect of the Class D interests for periods commencing at the inception of such dispute will be suspended, and such suspended amounts will only be paid to the holder of the Class D interests to the extent it is finally determined that the sharing arrangement remained applicable during some or all of the suspension period.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our limited liability company agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, to CHI, the entity that contributed $8.0 million to us in exchange for the Class D interests, CEPH and CEPM in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our limited liability company agreement, and requires that we will allocate any gain to the unitholders and holders of the Class A units in the following manner:

•	first, to the holders of common units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 2% to the holder of our Class A units and 98% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial common unit price; and

(2)	the amount of the IQD for the quarter during which our liquidation occurs; and

•

third, 100% to the holder of our Class D interests, until the capital account of the Class D interests equals, in the aggregate, the excess, if any, of (i) the $8.0 million capital contribution made to us by CHI at the closing of this offering for all of our Class D interests over (ii) the cumulative amount distributed as a special distribution to the holder of the Class D interests in accordance with the description under “Quarterly Cash Distributions On Our Class D interests” above;

•	fourth 2% to the holder of our Class A units and 98% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1)	the amount described above under the second bullet point of this paragraph; and

(2)	the excess of (I) over (II), where

(I)	equals the sum of the excess of the Target Distribution per common unit over the IQD for each quarter of our existence; and

(II)	equals the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the IQD per common unit that we distributed 98% to our common unitholders, pro rata, for each quarter of our existence; and

•	thereafter, 2% to the holder of our Class A units, 83% to all common unitholders, pro rata, and 15% to the holder of our management incentive interests.

Manner of Adjustments for Losses

Upon our liquidation, we will generally allocate any loss 2% to the holder of the Class A units and 98% to the holders of the outstanding common units, pro rata.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the holder of the Class A units, the common unitholders, the holders of Class D interests and the holders of the management incentive interests in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional common units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional common units or upon our liquidation in a manner which results, to the extent possible, in the capital account balances of the holders of the management incentive interests equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units held by:

•	each unitholder who is a beneficial owner of more than 5% of our outstanding units;

•	each of our managers and named executive officers; and

•	our managers and executive officers as a group.

The amounts and percentage of units beneficially owned are reported on the basis of the SEC rules governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, and/or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Percentage of total units beneficially owned is based on 22,351,128 units outstanding. Except as indicated by footnote, to our knowledge the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

	Common Units Beneficially Owned(2)		Class A Units Beneficially Owned		Total Units Beneficially Owned(2)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Percentage
Constellation Energy Group, Inc.(1)	5,918,894	27.0%	447,022	100%	28.5%
Constellation Energy Partners Holdings, LLC(2)	5,918,894	27.0%	447,022	100%	28.5%
Constellation Energy Partners Management, LLC(3)	—	—	447,022	100%	2.0%
Lehman Brothers Holdings Inc.(4)	1,867,990	8.5%	—	—	8.4%
Richard H. Bachmann(5)	1,781	*	—	—	*
John R. Collins	—	—	—	—	—
Felix J. Dawson	—	—	—	—	—
Richard S. Langdon(5)	1,781	*	—	—	*
Angela A. Minas	—	—	—	—	—
John N. Seitz(5)	1,781	*	—	—	*
All managers and executive officers as a group (6 persons)(5)	5,343	*	—	—	*

(1)	Constellation Energy Group, Inc., through its direct and indirect ownership of Constellation Enterprises, Inc., Constellation Holdings, Inc. and Constellation Power Source Holdings, Inc., is the ultimate parent company of Constellation Energy Partners Holdings, LLC and Constellation Energy Partners Management, LLC and may, therefore, be deemed to beneficially own the common units held by Constellation Energy Partners Holdings, LLC and the Class A units held by Constellation Energy Partners Management, LLC. The address of Constellation Energy Group, Inc. is 750 East Pratt Street, Baltimore, MD 21202.
(2)	Constellation Energy Partners Holdings, LLC is the parent company of Constellation Energy Partners Management, LLC and may, therefore, be deemed to beneficially own the Class A units held by Constellation Energy Partners Management, LLC. The address of Constellation Energy Partners Holdings, LLC is 111 Market Place, Baltimore, MD 21202.
(3)	The address of Constellation Energy Partners Management, LLC is 111 Market Place, Baltimore, MD 21202.

(4)	Lehman Brothers MLP Opportunity Fund LP (“LB MLP Fund”) owns 1,867,990 common units. Lehman Brothers MLP Opportunity Associates LP (“LB MLP Assoc LP”) is the general partner of LB MLP Fund. Lehman Brothers MLP Opportunity Associates LLC (“LB MLP Assoc LLC”) is the general partner of LB MLP Assoc LP and is wholly-owned by Lehman Brothers Holdings Inc. (“LBHI”), a public reporting company. Accordingly, LBHI, LB MLP Assoc LLC and LB MLP Assoc LP may be deemed to be the beneficial owner of the Common Units owned by LB MLP Fund. The address of Lehman Brothers Holdings Inc. is 745 Seventh Avenue, New York, New York 10019. LBI has represented to Constellation Energy Partners LLC that it has no plans to participate in the distribution of common units in any capacity other than that of a selling unitholder.
(5)	Includes unvested restricted common unit awards issued on September 14, 2007. These restricted common units will vest in full on March 1, 2008. The grant of restricted common units forfeits on a pro rata basis if service as a manager terminates prior to the vesting date of March 1, 2008.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Affiliates of Constellation own all of our Class A units, 5,918,894 common units, our management incentive interests and our Class D interests. In addition, upon the closing of our initial offering, we entered into a management services agreement with CEPM, a subsidiary of Constellation, and are dependent on CEPM for the management of our operations. Conflicts of interest exist and may arise in the future as a result of the relationships between us and our unaffiliated unitholders and our board of managers and executive officers and Constellation and its affiliates, including CEPM and CEPH. These potential conflicts may relate to the divergent interests of these parties.

Whenever a conflict arises between Constellation and its affiliates, on the one hand, and us or any other unitholder, on the other hand, our board of managers will resolve that conflict. Our limited liability company agreement limits the remedies available to unitholders in the event a unitholder has a claim relating to conflicts of interest.

No breach of obligation will occur under our limited liability company agreement in respect of any conflict of interest if the resolution of the conflict is:

•	approved by the conflicts committee of our board of managers, although our board of managers is not obligated to seek such approval;

•

approved by the vote of a majority of the outstanding units, excluding any common or Class A units owned by CEPM, CEPH or any of their affiliates although our board of managers is not obligated to seek such approval;

•	on terms no less favorable to us than those generally provided to or available from unaffiliated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

We anticipate that our board of managers will submit for review and approval by our conflicts committee any acquisitions of properties or other assets that we propose to acquire from Constellation or any of its affiliates.

If our board of managers does not seek approval from the conflicts committee of our board of managers and our board determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of managers, including board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any member or the company, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our limited liability company agreement, our board of managers or its conflicts committee may consider any factors in good faith when resolving a conflict. When our limited liability company agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in our best interests, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Constellation and its affiliates may compete with us.

None of Constellation or any of its affiliates is restricted from competing with us. Constellation and its affiliates may acquire, invest in or dispose of E&P or other assets, including those that might be in direct competition with us.

Neither Constellation nor its affiliates have any obligation to offer us the opportunity to purchase or own interests in any assets.

We intend to rely on CEPM to provide us with opportunities for the acquisition of oil and natural gas reserves, however, neither Constellation nor its affiliates has any obligation to offer us the opportunity to purchase or own interests in any assets.

Affiliates of Constellation not only have the exclusive right to elect two members of our board of managers but also may influence the election of the other three members of our board of managers.

CEPM, as the holder of our Class A units will have the exclusive right to elect two members of our board of managers, and CEPH, as the largest holder of our common units, may be able to influence any vote of common unitholders, including the election of the three members of our board of managers that are elected by the common unitholders. In turn, our board of managers shall have the power to appoint our officers. Situations in which the interests of our management and Constellation and its affiliates may differ from interests of our unaffiliated unitholders include the following situations:

•

our limited liability company agreement gives our board of managers broad discretion in establishing cash reserves for the proper conduct of our business, which will affect the amount of cash available for distribution. For example, our management will use its reasonable discretion to establish and maintain cash reserves sufficient to fund our drilling program;

•

our management team determines the timing and extent of our drilling program and related capital expenditures, asset purchases and sales, borrowings, issuances of additional membership interests and reserve adjustments, all of which will affect the amount of cash that we distribute to our unitholders;

•

our board of managers may cause us to borrow funds in order to permit us to pay cash distributions to our unitholders, even if the purpose or effect of the borrowing is to make management incentive distributions; and

•

our board of managers is allowed to take into account the interest of parties other than us, such as Constellation and its affiliates, in resolving conflicts of interest, which has the effect of limiting the fiduciary duty to our unaffiliated unitholders.

Our executive officers and our Class A managers also serve as managers, directors, officers or employees of Constellation or its other affiliates as a result of which conflicts of interest exist and will arise in the future.

Our executive officers and our Class A managers are also managers, directors, officers or employees of Constellation or its affiliates (other than us). In making decisions in such person’s capacity as a manager, director, officer or employee of Constellation or such affiliate, such person may make a decision that favors the interests of Constellation or such affiliate over your interests and may be to our detriment, notwithstanding that in making decisions in such person’s capacity as our officer or manager such person is required to act in good faith and in accordance with the standards set forth in our limited liability company agreement. If in resolving a conflict of interest any of our executive officers and our Class A managers satisfies the applicable standards set forth in our limited liability company agreement for resolving a conflict of interest, you will not be able to assert that such resolution constituted a breach of fiduciary duty owed to us or to you by such executive officer or Class A manager.

We may compete for the time and effort of our managers and officers who are also managers, directors and officers of Constellation and its affiliates.

Constellation and its affiliates conduct business and activities of their own in which we have no economic interest. Certain of our managers and officers are employees of Constellation and serve as managers, directors and officers of Constellation and its affiliates. Our managers and officers are not required to work full time on our business and affairs and may devote significant time to the affairs of Constellation and its affiliates. There could be material competition for the time and effort of our managers and officers who provide services to Constellation and its affiliates.

Unitholders will have no right to enforce obligations of Constellation and its affiliates under agreements with us.

Any agreements, including the management services agreement, between us, on the one hand, and Constellation and its affiliates, on the other hand, will not grant to our unitholders any right to enforce the obligations of Constellation and its affiliates in our favor.

Contracts between us, on the one hand, and Constellation and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our limited liability company agreement nor any of the other contracts or arrangements, including our management services agreement, between us and Constellation and its affiliates are or will be the result of arm’s-length negotiations.

Fiduciary Duties

Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of managers, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of managers and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law (“DGCL”). However, our managers and officers do not owe us the same duties that the directors and officers of a corporation organized under the DGCL would owe to that corporation. Rather, our limited liability company agreement provides that the fiduciary duties and obligations owed to us and to our members by our managers and officers is generally to act in good faith in the performance of their duties on our behalf. Our limited liability company agreement permits affiliates of our managers to invest or engage in other businesses or activities that compete with us. In addition, if our conflicts committee approves a transaction involving potential conflicts, or if a transaction is on terms generally available from unaffiliated third parties or an action is taken that is fair and reasonable to the company, unitholders will not be able to assert that such approval constituted a breach of fiduciary duties owed to them by our managers and officers.

We are unlike publicly traded partnerships whose business and affairs are managed by a general partner with fiduciary duties to the partnership. While CEPM provides legal, accounting, finance, tax, property management, engineering and other services to us pursuant to the management services agreement, subject to the oversight of our board of managers, we have no general partner with fiduciary duties to us. CEPM’s duties to us are contractual in nature and arise solely under the management services agreement. As a consequence, none of Constellation, CEPM, CEPH, CCG or their affiliates owe to us a fiduciary duty similar to that owed by a general partner to its limited partners.

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units represent limited liability company interests in us. The holders of common units are entitled to participate in distributions and exercise the rights or privileges provided under our limited liability company agreement. For a description of the relative rights and preferences of holders of common units in and to distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of holders of common units under our limited liability company agreement, including voting rights, please read “The Limited Liability Company Agreement.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following fees that will be paid by holders of common units:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, managers, officers and employees against all claims and losses that may arise out of acts performed or omitted in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our limited liability company agreement, each transferee of common units shall be admitted as a unitholder of our company with respect to the common units transferred when such transfer and admission is reflected on our books and records. Additionally, each transferee of common units:

•	becomes the record holder of the common units;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed our limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement; and

•	makes the consents and waivers contained in our limited liability company agreement.

A transferee will become a unitholder of our company for the transferred common units upon the recording of the name of the transferee on our books and records.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE LIMITED LIABILITY COMPANY AGREEMENT

The following is a summary of the material provisions of our limited liability company agreement. Our limited liability company agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of the form of this agreement upon request at no charge.

We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions.”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization

Our company was formed in February 2005 and will remain in existence until dissolved in accordance with our limited liability company agreement.

Purpose

Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of managers approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of managers shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our board of managers has the ability to cause us and our operating subsidiaries to engage in activities other than the acquisition, development and exploitation, of oil and natural gas properties and related midstream assets, our board of managers has no current plans to do so. Our board of managers is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.

Fiduciary Duties

Our limited liability company agreement provides that the fiduciary duties and obligations owed to us and to our members by our managers and officers is generally limited to their acting in good faith in the performance of their duties on our behalf. For a description of fiduciary duties, please read “Conflicts of Interest and Fiduciary Duties.”

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing a common unit in us, you will be admitted as a member of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each holder of common units and each person who acquires a common unit from a holder of common units grants to our board of managers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of managers the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

Unitholders (including holders of common units) are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Unlawful Distributions

The Delaware Limited Liability Company Act (the “Delaware Act”) provides that any unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware Act, a limited liability company may not make a distribution to any unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries may be deemed to conduct business in Alabama, Kansas, Maryland, Oklahoma and Texas. We may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We will operate in a manner that our board of managers considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

Holders of our common units and our Class A units, have voting rights on most matters. The following matters require the unitholder vote specified below:

Election of members of the board of managers

Our board of managers consists of five members, as required by our limited liability company agreement. Except as set forth below, at the first annual meeting of our unitholders following our initial public offering, Class A unitholders, voting as a single class, will elect two managers and the holders of our common units, voting together as a single class, will elect the remaining three managers. Please read “—Election of Members of Our Board of Managers,” “—Removal of Members of Our Board of Managers” and “—Elimination of Special Voting Rights of Class A Units.”

Issuance of additional securities including common units	No approval right.

Amendment of the limited liability company agreement

Certain amendments may be made by our board of managers without unitholder approval. Other amendments generally require the approval of both a common unit majority and Class A unit majority. Please read “—Amendment of Our Limited Liability Company Agreement.”

Merger of our company or the sale of all or substantially all of our assets	Common unit majority and Class A unit majority. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our company	Common unit majority and Class A unit majority. Please read “—Termination and Dissolution.”

Matters requiring the approval of a “common unit majority” require the approval of at least a majority of the outstanding common units voting together as a single class. In addition, matters requiring the approval of a “Class A unit majority” require the approval of at least a majority of the outstanding Class A units voting together as a single class.

Issuance of Additional Securities

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and authorizes us to buy securities for the consideration and on the terms and conditions determined by our board of managers without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units, Class A units and management incentive interests in our distributions of available cash. Also, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of managers, may have special voting or other rights to which the units are not entitled.

The holders of units will not have preemptive or preferential rights to acquire additional units or other securities.

Election of Members of Our Board of Managers

At our first annual meeting of the holders of our Class A units and our common unitholders following our initial public offering:

•	two members of our board of managers will be elected by CEPM, as the holder of all of our Class A units; and

•	three members of our board of managers will be elected by our common unitholders.

The board of managers will be subject to re-election on an annual basis in this manner at our annual meeting of the holders of our Class A units and our common unitholders.

Removal of Members of Our Board of Managers

Any manager elected by the holder of our Class A units may be removed, with or without cause, by the holders of 66 2/3% of the outstanding Class A units then entitled to vote at an election of managers. Any manager elected by the holders of our common units may be removed, with or without cause, by the holders of at least a majority of the outstanding common units then entitled to vote at an election of managers.

Increase in the Size of Our Board of Managers

The size of our board of managers may increase only with the approval of the holders of 66 2/3% outstanding Class A units. If the size of our board of managers is so increased, the vacancy created thereby shall be filled by a person appointed by our board of managers or a nominee approved by a majority vote of our common unitholders, unless such vacancy is specified by an amendment to our limited liability company agreement as a vacancy to be filled by our Class A unitholders, in which case such vacancy shall be filled by a person approved by our Class A unitholders.

Elimination of Special Voting Rights of Class A Units

The holders of our Class A units have the right, voting as a separate class, to elect two of the five members of our board of managers and any replacement of either of such members, subject to the matters described under “—Election of Members of Our Board of Managers—Increase in the Size of Our Board of Managers” above. This right can be eliminated only upon a proposal submitted by or with the consent of our board of managers and the vote of the holders of not less than 66 2/3% of our outstanding common units. If such elimination is so approved and Constellation and its affiliates do not vote their common units in favor of such elimination, the Class A units will be converted into common units on a one-for-one basis and CEPM will have the right to convert its management incentive interests into common units based on the then-fair market value of such interests.

Amendment of Our Limited Liability Company Agreement

General

Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of managers. To adopt a proposed amendment, other than the amendments discussed below, our board of managers is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a common unit majority and a Class A unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

•	provide that we are not dissolved upon an election to dissolve our company by our board of managers that is approved by a common unit majority and a Class A unit majority;

•	entitle members holding common units and/or Class A units to more or less than one vote per unit;

•	prohibit the holders of Class A units from acting without a meeting;

•	change the procedures for notice to members of business to be brought before a meeting and nominations to board of managers;

•	require some percentage other than a majority of votes cast affirmatively or negatively by members holding units for approval of matters submitted for a member vote;

•	allow the calling of a special meeting by other than a majority of the board of managers;

•	change the term of existence of our company;

•	give any person the right to dissolve our company other than our board of managers’ right to dissolve our company with the approval of a common unit majority and a Class A unit majority; or

•	enlarge the size of our board of managers without the approval of the holders of 66 2 /3% of our Class A units.

The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding common units, voting together as a single class, and 75% of the outstanding Class A units, voting together as a single class.

No Unitholder Approval

Our board of managers may generally make amendments to our limited liability company agreement without unitholder approval to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•

a change that our board of managers determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of managers determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in our limited liability company agreement to be made by our board of managers acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•

any amendment that our board of managers determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of managers may make amendments to our limited liability company agreement without unitholder approval if our board of managers determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of common units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the common units are or will be listed for trading, compliance with any of which our board of managers deems to be in the best interests of us and our common unitholders;

•	are necessary or appropriate for any action taken by our board of managers relating to splits or combinations of units under the provisions of our limited liability company agreement; or

•

are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

Opinion of Counsel and Unitholder Approval

Our board of managers will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the common units and Class A units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets; Conversion

Our board of managers is generally prohibited, without the prior approval of a common unit majority and a Class A unit majority from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of managers may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of managers may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in the limited liability company agreement are satisfied, our board of managers may merge our company or any of its subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Additionally, the Company may convert into any “other entity” as defined in the Delaware Limited Liability Company Act, whether such entity is formed under the laws of the State of Delaware or any other state in the United States of America. Our unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of managers to dissolve us, if approved by a common unit majority and a Class A unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of managers that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of managers. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested common unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

•	prior to such time, our board of managers approved either the business combination or the transaction that resulted in the common unitholder’s becoming an interested common unitholder;

•

upon consummation of the transaction that resulted in the common unitholder becoming an interested common unitholder, the interested common unitholder owned at least 85% of our outstanding common units at the time the transaction commenced, excluding for purposes of determining the number of common units outstanding those common units owned:

•	by persons who are managers and also officers; and

•

by employee common unit plans in which employee participants do not have the right to determine confidentially whether common units held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by our board of managers and authorized at an annual or special meeting of our common unitholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting common units that are not owned by the interested common unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested common unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested common unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any common units of the company to the interested common unitholder;

•

any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested common unitholder; or

•	the receipt by the interested common unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested common unitholder” is any person or entity, other than Constellation, CEPM, their affiliates or transferees, that beneficially owns (or within three years did own) 15% or more of the outstanding common units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of managers, including discouraging attempts that might result in a premium over the market price for common units held by common unitholders.

Our limited liability agreement also restricts the voting rights of common unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than Constellation, CEPM, their affiliates or transferees and persons who acquire such units with the prior approval of the board of managers, cannot vote on any matter.

Limited Call Right

If at any time any person owns more than 80% of the then-issued and outstanding common units, it will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons as of a record date to be selected by our board of managers, on at least 10 days but not more than 60 days notice. The common unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by such person for any common units purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase the remaining common units; and

•	the closing market price of the common units as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of common units may have his limited liability company interests purchased at an undesirable time or price. The tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that common unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

All notices of meetings of unitholders shall be sent or otherwise given in accordance with Sections 11.4 and 14.1 of our limited liability company agreement not less than 10 days nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of managers, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which managers are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of managers intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of managers upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a member, shall be voted at the written direction of the record holder by a proxy designated by our board of managers. Absent direction of this kind, the units will not be voted, except that units held by us on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

Any action required or permitted to be taken by our common unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such common unitholders.

Special meetings of the unitholders may only be called by a majority of our board of managers. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “—Issuance of Additional Securities.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.

Our limited liability agreement also restricts the voting rights of common unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than Constellation, CEPM, their affiliates or transferees and persons who acquire such units with the prior approval of the board of managers, cannot vote on any matter.

Non-Citizen Assignees; Redemption

If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of managers, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of managers may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of managers determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law from and against all losses, claims, damages or similar events any person who is or was our manager or officer, or while serving as our manager or officer, is or was serving as a tax matters member or, at our request, as a manager, officer, tax matters member, employee, partner, fiduciary or trustee of us or any of our subsidiaries. Additionally, we shall indemnify to the fullest extent permitted by law and authorized by our board of managers, from and against all losses, claims, damages or similar events any person is or was an employee or agent (other than an officer) of our company.

Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right To Inspect Our Books and Records

Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of our limited liability company agreement, the certificate of formation of the company, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our board of managers may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of managers believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third-party to keep confidential.

Registration Rights

We have agreed to register for sale under the Securities Act and applicable state securities laws any common units or other of our securities held by CEPM, CEPH or any of their affiliates if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any termination of the special voting rights of the holders of our Class A units. We have also agreed to include any of our securities held by CEPM, CEPH or their affiliates in any registration statement that we file to offer our securities for cash, except an offering relating solely to an employee benefit plan, for the same period. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based on current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Constellation Energy Partners LLC and our limited liability company operating subsidiaries.

This section does not address all federal income tax matters that affect us or common unitholders. Furthermore, this section focuses on common unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other common unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective holder of common units to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our units.

No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective common unitholders. Instead, we rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our units and the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our common unitholders and thus will be borne directly by our common unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Andrews Kurth LLP.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a common unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income does not constitute qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us, and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP. Andrews Kurth LLP is of the opinion, based upon the Internal Revenue Code, its regulations, published revenue rulings, court decisions and the representations described below, that we are and will continue to be classified as a partnership, and each of our operating subsidiaries will be disregarded as an entity separate from us, for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us. The representations made by us upon which Andrews Kurth LLP has relied include:

•	Neither we, nor any of our limited liability company subsidiaries, have elected nor will we elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income has been and will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to common unitholders in liquidation of their interests in us. This deemed contribution and liquidation would be tax-free to common unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to common unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a common unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the common unitholder’s tax basis in his units, or taxable capital gain, after the common unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a common unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Andrews Kurth LLP’s opinion that we are and will continue to be classified as a partnership for federal income tax purposes.

Common Unitholder Status

Common unitholders who become members of Constellation Energy Partners LLC will be treated as partners of Constellation Energy Partners LLC for federal income tax purposes. Also, common unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Constellation Energy Partners LLC for federal income tax purposes.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Items of our income, gain, loss, or deduction are not reportable by a common unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a common unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These common unitholders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

The references to “common unitholders” in the discussion that follows are to persons who are treated as partners in Constellation Energy Partners LLC for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We do not pay any federal income tax. Instead, each common unitholder is be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a common unitholder even if he has not received a cash distribution. Each common unitholder is required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a common unitholder generally are not be taxable to him for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Cash distributions made by us to a common unitholder in an amount in excess of his tax basis in his units generally are considered to be gain from the sale or exchange of those units, taxable in accordance with the rules described under “—Disposition of Units” below. To the extent that cash distributions made by us cause a common unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

Any reduction in a common unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that common unitholder.

A decrease in a common unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a common unitholder, regardless of his tax basis in his units, if the distribution reduces the common unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion and depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the common unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the common unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units

A common unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A common unitholder’s share of our nonrecourse liabilities will generally be based on his share of our profits. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a common unitholder of his share of our losses is limited to his tax basis in his units and, in the case of an individual common unitholder or a corporate common unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the common unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A common unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a common unitholder will be at risk to the extent of his tax basis in his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the common unitholder or can look only to the units for repayment. A common unitholder’s at-risk amount will increase or decrease as the tax basis of the common unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a common unitholder’s at risk amount will decrease by the amount of the common unitholder’s depletion deductions and will increase to the extent of the amount by which the common unitholder’s percentage depletion deductions with respect to our property exceed the common unitholder’s share of the basis of that property.

The at risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a common unitholder’s at risk limitation with respect to us. If a common unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his units as a whole.

The passive loss limitation generally provides that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments, a common unitholder’s investments in other publicly traded partnerships, or a common unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil and gas property, common unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a natural gas and oil property is a separate activity, passive losses that are not deductible because they exceed a common unitholder’s share of income we generate may only be deducted by the common unitholder in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after certain other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.

A common unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitation on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its common unitholders. In addition, the common unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any common unitholder or any former common unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the common unitholder on whose behalf the payment was made. If the payment is made on behalf of a common unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current common unitholders. We are authorized to amend our limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder in which event the common unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the common unitholders in accordance with their percentage interests in us. If we have a net loss for an entire year, the loss will be allocated to our common unitholders according to their percentage interests in us to the extent of their positive capital account balances.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at the time of this offering, which assets are referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity.” The effect of these allocations to a common unitholder who purchases units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In the event we issue additional units or engage in certain other transactions in the future, Section 704(c) allocations will be made to all holders of partnership interests to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the common unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other common unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a common unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a common unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the common unitholders in profits and losses;

•	the interest of all the common unitholders in cash flow; and

•	the rights of all the common unitholders to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election,” “—Uniformity of Units” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a common unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A common unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	none of our income, gain, loss or deduction with respect to those units would be reportable by the common unitholder;

•	any cash distributions received by the common unitholder with respect to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the treatment of a common unitholder whose units are loaned to a short seller. Therefore, common unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each common unitholder is required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective federal income tax rate for individuals currently is 35% and the maximum federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition. The capital gains rate is scheduled to remain at 15% for years 2008 through 2010, and then increase to 20% beginning January 1, 2011.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases units directly from us, and it belongs only to the purchaser and not to other common unitholders. Please also read, however, “—Allocation of Income, Gain, Loss and Deduction” above. For purposes of this discussion, a common unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our limited liability company agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with the Treasury regulations. Please read “—Uniformity of Units.”

Although Andrews Kurth LLP is unable to opine on the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized book-tax disparity of the property, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some common unitholders. Please read “—Uniformity of Units.” A common unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units. Please read “—Disposition of Units - Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the common units. If such a challenge were sustained, the gain from the sale of common units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depletion and depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our

Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder is required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above, common unitholders are entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Internal Revenue Code requires each common unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our common unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to common unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the common unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the common unitholder from the property for each taxable year, computed without the depletion allowance. A common unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the common unitholder’s daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a common unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the common unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Common unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the common unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the common unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a common unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the common unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury regulations relating to the availability and calculation of depletion deductions by the common unitholders. We encourage each prospective common unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We elect to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we elect to currently deduct IDCs, each common unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a common unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a common unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a common unitholder of interests in us. Recapture is generally determined at the common unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See “—Disposition of Units—Recognition of Gain or Loss.”

Deduction for United States Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, common unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such common unitholder. The percentages are 6% for qualified production activities income generated in the years 2007, 2008, and 2009; and 9% thereafter.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each common unitholder will aggregate his share of the qualified production activities income allocated to him from us with the common unitholder’s qualified production activities income from other sources. Each common unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are only taken into account if and to the extent the common unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a common unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages paid by the common unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each common unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the common unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our common unitholders.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 Wages, or how such items are allocated by us to common unitholders. Each prospective common unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring oil and natural gas leaseholder or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations—Depletion Deductions.”

Geophysical Costs

Geophysical costs paid or incurred in connection with the exploration for, or development of, oil or gas within the U.S. are allowed as a deduction ratably over the 24-month period beginning on the date that such expense was paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses which are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets, such as casing, tubing, tanks, pumping units and other similar property, will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our existing common unitholders, and (ii) any other offering will be borne by our common unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders might change, and common unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the common unitholder’s amount realized and the common unitholder’s tax basis for the units sold. A common unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a common unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a common unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the common unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a common unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling common unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A common unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A common unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the common unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between common unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the common unitholder’s interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between common unitholders, as well as among common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury regulations.

A common unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A common unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A person who purchases units is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all common unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and common unitholders receiving two Schedule K-1s) for one calendar year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized book-tax disparity of that property, or treat that portion as non-amortizable, to the extent attributable to property which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code. This method is consistent with the Treasury regulations applicable to property depreciable under the accelerated cost recovery system or the modified accelerated cost recovery system, which we expect will apply to substantially all, if not all, of our depreciable property. We also intend to use this method with respect to property that we own, if any, depreciable under Section 167 of the Internal Revenue Code, even though that position may be inconsistent with Treasury regulation Section 1.167(c)-1(a)(6). We do not expect Section 167 to apply to a material portion, if any, of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If we adopt this position, it may result in lower annual deductions than would otherwise be allowable to some common unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. We will not adopt this position if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the common unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the common unitholders. Our counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a common unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of units in a “qualified publicly traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign common unitholders. Each foreign common unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate common unitholder is a “qualified resident.” In addition, this type of common unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling issued by the IRS, a foreign common unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a United States trade or business of the foreign common unitholder. Because a foreign unitholder is considered to be engaged in business in the U.S. by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of the unit. Apart from the ruling, a foreign common unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each common unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder’s share of income, gain, loss and deduction.

We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of a common unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The limited liability company agreement appoints CEPM as our Tax Matters Partner, subject to redetermination by our board of managers from time to time.

The Tax Matters Partner will make some elections on our behalf and on behalf of common unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each common unitholder with an interest in the outcome may participate.

A common unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a holder of common units to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a person that is not a United States person,

•	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

We believe we will not be classified as a tax shelter. If any item of income, gain, loss or deduction included in the distributive shares of common unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for common unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules would apply to an understatement of tax resulting from ownership of units if we were classified as a “tax shelter.”

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business and own property in Kansas, Maryland, Oklahoma and Alabama. We are registered to do business in Texas. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a common unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular common unitholder’s income tax liability to the state, generally does not relieve a nonresident common unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to common unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Andrews Kurth LLP has not rendered an opinion on the state local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each common unitholder to file all tax returns, that may be required of him.

INVESTMENT IN OUR COMPANY BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit–sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, the person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should consider:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after–tax investment return.

A plan fiduciary should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that CEPM also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•

the entity is an “operating company,”––i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by CEPM, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet above.

Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

We are registering the common units on behalf of the selling unitholders. As used in this prospectus, “selling unitholders” includes donees and pledgees selling common units received from a named selling unitholder after the date of this prospectus.

Under this prospectus, the selling unitholders intend to offer our securities to the public:

•	through one or more broker-dealers;

•	through underwriters; and

•	directly to investors.

The selling unitholders may price the common units offered from time to time:

•	at market prices prevailing at the time of any sale under this registration statement;

•	at prices related to market prices; or

•	at negotiated prices.

We will pay the costs and expenses of the registration and offering of the common units offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to each selling unitholder’s sale of its respective or common units, which will be paid by the selling unitholders. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the NYSE Arca;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents. In no event will the compensation to be paid to NASD members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions the selling unitholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

The selling unitholders and any broker-dealers or agents that are involved in selling the common units may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. To the extent any of the selling unitholders are broker-dealers, they are, according to SEC interpretations, “underwriters” within the meaning of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the common units purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

In addition, the selling unitholders have advised us that they may sell the common units in compliance with Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

We have agreed to indemnify the selling unitholder and each underwriter, selling agent or other securities professional, if any, against certain liabilities to which they may become subject in connection with the sale of the common units owned by the selling unitholder and registered under this prospectus, including liabilities arising under the Securities Act of 1933.

SELLING UNITHOLDERS

This prospectus covers the offering for resale of up to 8,506,809 common units by the selling unitholders identified below. These common units represent common units purchased by and common units issued upon conversion of Class F units purchased by such selling unitholders in our equity private placements which closed on July 25, 2007 and September 21, 2007. The total amount of common units that may be sold hereunder will not exceed the number of units offered hereby. Please read “Plan of Distribution.”

The following table sets forth information about the maximum number of common units that may be offered from time to time by each selling unitholder under this prospectus. The selling unitholders identified below may currently hold or acquire at any time common units in addition to those registered hereby. In addition, the selling unitholders identified below may sell, transfer or otherwise dispose of some or all of their common units in transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount of units that will be held by the selling unitholders upon termination of this offering.

Information concerning the selling unitholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

To our knowledge, none of the selling unitholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of our common units.

Selling Unitholder	Total Number of Common Units that may be sold(1)	Percentage of Common Units Outstanding(2)
Alerian Capital Partners, LP(3)	102,353	*
Alerian Focus Partners, LP(3)	5,413	*
Alerian Opportunity Partners VII LP(3)	386,224	1.8
Arbco II, LP(4)	5,882	*
AT MLP Fund, LLC(5)	258,695	1.2
BBT Fund, L.P(6).	435,166	1.2
Black Diamond Partners LP(7)	28,456	*
Citigroup Financial Products Inc.(8)	305,818	1.4
Citigroup Global Markets, Inc.(9)	215,654	*
Credit Suisse Management LLC(10)	574,845	2.6
Double Black Diamond LP(7)	230,239	1.1
GPS Private Placement Fund LP(11)	718,555	3.3
Kayne Anderson MLP Investment Company(4)	841,694	3.8
Kayne Anderson Energy Total Return Fund Inc.(4)	65,257	*
Kayne Anderson Energy Development Company(4)	65,257	*
Kayne Anderson Capital Income Partners (QP), LP(4)	35,295	*
Kayne Anderson MLP Fund, LP(4)	117,647	*
Kayne Anderson Non-Traditional Investments, LP(4)	5,882	*
Kayne Anderson Midstream Opportunity Fund, LP(4)	23,529	*
Lehman Brothers MLP Opportunity Fund LP(12)	1,293,475	5.9
Lloydminster Canadian Opportunity Fund, LP(13)	21,484	*
Perry Partners LP(14)	862,317	3.9
Strome MLP Fund, LP(15)	611,637	2.8
Swank MLP Convergence Fund, LP(13)	143,719	*
The Cushing Fund, LP(13)	102,904	*
The Cushing MLP Total Return Fund(13)	235,294	1.1
The Cushing MLP Opportunity Fund LP(13)	814,118	3.7

*	Represents beneficial ownership of less than 1%.
(1)	Includes an aggregate of 3,371,219 common units underlying Class F units that were converted into common units on a one-for-one basis upon the approval of our common unitholders.

(2)	Calculated based on 21,904,106 common units outstanding as of November 30, 2007.
(3)	These selling unitholders have advised us that voting and dispositive power with respect to the common units held by them is held by Gabriel Hammond and Stuart Cartner, in their capacity as members of the general partner of each of the selling unitholders.
(4)	As of October 16, 2007, does not include an aggregate of 304,435 common units owned by funds managed by Kayne Anderson Capital Advisors, L.P. or KA Fund Advisors, L.P., each of which is an affiliate of the selling shareholder. Richard A. Kayne, in his capacity as the majority shareholder of the general partner of Kayne Anderson Capital Advisors, L.P., holds voting and dispositive power with respect to the securities held by the selling unitholder. KA Associates, Inc., an affiliate of the selling unitholder, is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD. The selling unitholder (i) purchased the securities for the selling unitholder’s own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing securities in any transaction in violation of securities laws and (ii) at the time of purchase, the selling unitholder did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities.
(5)	This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Paul McPheeters, in his capacity as an employee of the selling unitholder’s sole member, Atlantic Trust Company, N.A.
(6)	Sid. R. Bass, in his capacity as a sole stockholder and President of BBT-FW, Inc., in its capacity as general partner of BBT Genpar, L.P., in its capacity as managing general partner of BT Fund, L.P., has sole voting and dispositive power with respect to the registrable units.
(7)	These selling unitholders have advised us that voting and dispositive power with respect to the common units held by them is held by Clint D. Carlson, in his capacity as sole shareholder of the general partner of the general partner of each of the selling unitholders.
(8)	This selling unitholder has advised us that the selling unitholder is an affiliate of a registered broker-dealer and a member of the NASD; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by this selling unitholder. This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Brendan O’Dea, in his capacity as an employee of the selling unitholder.
(9)	This selling unitholder has advised us that the selling unitholder is a registered broker-dealer and a member of the NASD; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by this selling unitholder. This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Steven Smyser, in his capacity as an employee of the selling unitholder.
(10)	This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Parshu Shah, in his capacity as a director of Credit Suisse (USA) Inc., the controlling member of the selling unitholder.
(11)	This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Brett Messing, Steven Sugarman and William Gruver, in their capacity as the members of the general partner of the selling unitholder.
(12)	Lehman Brothers MLP Opportunity Fund LP is an affiliate of Lehman Brothers Inc., a registered broker-dealer. Lehman Brothers MLP Opportunity Fund LP has represented to us that it is not acting as an underwriter in this offering, it purchased the shares it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Lehman Brothers MLP Opportunity Fund LP’s general partner is an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc. Lehman Brothers Holdings Inc., a public reporting company, may therefore be deemed to share voting and investment power over the common units held by Lehman Brothers MLP Opportunity Fund LP.
(13)	These selling unitholders have advised us that voting and dispositive power with respect to the common units held by them is held by Jerry V. Swank, in his capacity as general partner of each of the selling unitholders.

(14)	This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Richard Perry, in his capacity as sole stockholder of the general partner of the selling unitholder.
(15)	As of October 11, 2007, does not include 51,100 common units also owned by the selling unitholder. This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Mark Strome, in his capacity as controlling interest holder in the general partner of the selling unitholder.

VALIDITY OF THE UNITS

The validity of the common units will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of Constellation Energy Partners LLC as of December 31, 2006 and 2005, for the year ended December 31, 2006 and for the period February 7, 2005 (inception) through December 31, 2005 and of Everlast Energy LLC as of and for the year ended December 31, 2004 and for the period January 1, 2005 through June 12, 2005, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Constellation Energy Partners LLC for the year ended December 31, 2006, the audited historical statements of direct revenues and direct operating expenses of the natural gas and oil properties acquired from EnergyQuest Resources, LP and the audited historical financial statements of Kansas Processing EQR, LLC, included as Exhibit 99.1 pages F-1 through F-5 and Exhibit 99.2 pages F-1 through F-8, respectively, in Constellation Energy Partners LLC’s Current Report on Form 8-K/A dated July 3, 2007 and the statements of revenues and direct operating expenses of certain oil and gas properties acquired from Newfield Exploration Mid-Continent Inc., included as Exhibit 99.1 pages 1 through 7 in Constellation Energy Partners LLC’s Current Report on Form 8-K/A dated October 12, 2007, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of AMVEST Osage, Inc. as of July 31, 2006 and 2005 and for each of the three years in the period ended July 31, 2006, incorporated in this Amendment No. 2 to Registration Statement No. 333-147085 by reference from Constellation Energy Partners LLC’s Current Report on Form 8-K/A filed on September 14, 2007 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to supplemental information), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Certain information included or incorporated by reference in this prospectus regarding our estimated quantities of natural gas reserves was prepared by Netherland, Sewell & Associates, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, that registers the offer and sale of the common units covered by this prospectus. The registration statement, including the exhibits, contains additional relevant information about us. In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the following documents that we have previously filed with the SEC:

•	Annual Report on Form 10-K (File No. 1-33147) for the year ended December 31, 2006 filed on March 12, 2007;

•

Quarterly Reports on Form 10-Q (File No. 1-33147) for the quarter ended March 31, 2007 filed on May 10, 2007, for the quarter ended June 30, 2007 filed on August 10, 2007 and for the quarter ended September 30, 2007 filed on November 14, 2007;

•

Current Reports on Form 8-K (File No. 1-33147) filed on March 9, 2007 (except for the information under Item 7.01 and the related exhibit), April 24, 2007, May 25, 2007, July 2, 2007, July 16, 2007, July 26, 2007, August 3, 2007, August 6, 2007, August 17, 2007, September 26, 2007, October 18, 2007, November 19, 2007 and November 26, 2007;

•	Current Reports on Form 8-K/A (File No. 1-33147) filed on July 5, 2007, September 14, 2007 and October 12, 2007; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 1-33147) filed on November 13, 2006.

These reports contain important information about us, our financial condition and our results of operations.

Nothing in this prospectus shall be deemed to incorporate information furnished to, but not filed with, the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit).

We make available free of charge on or through our Internet website, http://www.constellationenergypartners.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not part of this prospectus.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at http://www.constellationenergypartners.com, or by writing or calling us at the following address:

Investor Relations

Constellation Energy Partners LLC

111 Market Place

Baltimore, Maryland 21202

Telephone: (410) 864-6440

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

We are also subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. You may read our filings on the SEC’s web site and at the SEC’s Public Reference Room described above.

APPENDIX A

GLOSSARY OF TERMS

Adjusted Operating Surplus for any period means:

(a) Operating Surplus generated with respect to that period; less

(b) any net increase in working capital borrowings with respect to that period (excluding any such borrowings to the extent the proceeds are distributed to the record holder of the Class D interests); less

(c) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

(d) any net decrease in working capital borrowings with respect to that period; plus

(e) any net increase in cash reserves for operating expenditures made with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Available Cash means, for any quarter ending prior to liquidation:

(a) the sum of:

(i) all cash and cash equivalents of Constellation Energy Partners LLC and its subsidiaries (or the Company’s proportionate share of cash and cash equivalents in the case of subsidiaries that are not wholly-owned) on hand at the end of that quarter; and

(ii) all additional cash and cash equivalents of Constellation Energy Partners LLC and its subsidiaries (or the Company’s proportionate share of cash and cash equivalents in the case of subsidiaries that are not wholly-owned) on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made subsequent to the end of such quarter,

(b) less the amount of any cash reserves established by the board of managers (or the Company’s proportionate share of cash reserves in the case of subsidiaries that are not wholly-owned) to

(i) provide for the proper conduct of the business of Constellation Energy Partners LLC and its subsidiaries (including reserves for future capital expenditures including drilling and acquisitions and for anticipated future credit needs) subsequent to such quarter,

(ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which Constellation Energy Partners LLC or any of its subsidiaries is a party or by which it is bound or its assets are subject; or

(iii) provide funds for distributions (1) to our unitholders or (2) in respect of our Class D interests or management incentive interests with respect to any one or more of the next four quarters;

provided, however, that the Board of Managers may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Company is unable to distribute the Initial Quarterly Distribution on all Common Units and Class A Units with respect to such Quarter; and provided further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if board of managers so determines.

Bcf. One billion cubic feet.

Capital Surplus is generated by:

(a) borrowings other than working capital borrowings;

(b) sales of debt and equity securities; and

(c) sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as a part of normal retirements or replacements of assets.

Developed acres. Acres spaced or assigned to productive wells or units.

Development well. A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Exploitation. A drilling or other project which may target proved or unproved reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Mcf. One thousand cubic feet.

Mcf/d. One thousand cubic feet per day.

MMBtu. One million British thermal units.

MMcf. One million cubic feet.

MMcf/d. One MMcf per day.

Operating expenditures means all expenditures of Constellation Energy Partners LLC and its subsidiaries (or Constellation Energy Partners LLC’s proportionate share in the case of subsidiaries that are not wholly-owned), including taxes, amounts paid for services under the management services agreement, payments made in the ordinary course of business under commodity hedge contracts (other than payments in connection with termination of same prior to its termination date), provided that with respect to amounts paid in connection with the initial purchase or placing of a commodity hedge contract, such amounts shall be amortized over the life of the applicable commodity hedge contract and upon its termination, if earlier, manager and officer compensation, compensation paid to our board of managers, repayment of working capital borrowings, debt service payments, and estimated maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to subparagraph (h) of the definition of operating surplus when such repayment actually occurs;

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	capital expenditures made for acquisitions or for capital improvements, or expansion capital expenditures;

•	actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to members (including distributions in respect of our Class D interests and management incentive interests).

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our board of managers, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each.

Operating surplus for any period means:

(a) $20.0 million (if we choose to distribute as operating surplus up to $20.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings); plus

(b) all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

(c) working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

(d) cash distributions paid on equity issued to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that the group member enters into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service or the date that it is abandoned or disposed of; plus

(e) if the right to receive distributions (other than distributions in liquidation) on the Class D interests terminates before December 31, 2012, the excess of the amount of the original $8.0 million contribution by CHI for the Class D interests over the cumulative cash distributions paid on the Class D interests before such termination shall be included in operating surplus, such inclusion to occur over a series of quarters with the amount included in each quarter to be equal to the amount of the payment a group member makes to the Trust in respect of the NPI for such quarter that would not have been paid but for termination of the sharing arrangement; less

(f) our operating expenditures after the closing of this offering; less

(g) the amount of cash reserves established by our board of managers to provide funds for future operating expenditures; less

(h) all working capital borrowings not repaid within twelve months after having been incurred.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Proved natural gas reserves are the estimated quantities of natural gas, crude oil and natural gas liquids which geological and engineering data demonstrates with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Proved undeveloped drilling location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved undeveloped reserves or PUDs. Proved natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Recompletion. The completion for production of an existing wellbore in another formation than the one in which the well has been previously completed.

Refracture. The process of applying hydraulic pressure to an oil or natural gas bearing geological formation to crack the formation and stimulate the release of oil and natural gas.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Standardized Measure. The present value of estimated future net revenues to be generated from the production of proved reserves determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of the estimation) without giving effect to non-property related expenses such as general and administrative expenses and debt service expenses or to depreciation, depletion and amortization and discounted using an annual rate of 10%. Standardized Measure does not give effect to the derivative transactions and excludes reserves attributable to the NPI. We have excluded future income taxes from our standardized measure, as we are not a taxable entity.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Working capital borrowings. Borrowings used solely for working capital purposes or to pay distributions to members made pursuant to a credit facility, commercial paper facility or other similar financing arrangement, provided that when it is incurred it is the intent of the borrower to repay such borrowings within 12 months from other than Working Capital Borrowings.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

8,506,809 Common Units

Representing Class B Limited Liability Company Interests

P R O S P E C T U S

                            , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the NASD filing fee and NYSE Arca listing fee, the amounts set forth below are estimates.

SEC registration fee	$9,616
NASD filing fee	31,822
NYSE Arca listing fee	40,833
Printing and engraving expenses	15,000
Accounting and consulting fees and expenses	10,000
Legal fees and expenses	25,000
Transfer agent and registrar fees	5,000
Miscellaneous	25,000

Total	$162,271

Item 14. Indemnification of Managers and Officers.

The section of the prospectus entitled “The Limited Liability Company Agreement--Indemnification” discloses that we will generally indemnify officers, managers and affiliates of our board of managers to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Act empowers a Delaware limited liability company to indemnify and hold harmless any member or other persons from and against all claims and demands whatsoever.

To the extent that the indemnification provisions of our limited liability company agreement purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

In connection with our formation in February 2005, we issued to CCG in exchange for $100 a membership interest representing the right to receive an aggregate 100% of our distributions. The offering was exempt from registration under Section 4(2) of the Securities Act because the transaction did not involve a public offering.

In April 2007, we sold 90,376 Class E units representing limited liability company interests and 2,207,684 common units representing Class B limited liability company interests in a private placement for an aggregate purchase price of approximately $60 million. This offering was exempt from registration under Section 4(2) of the Securities Act because the transaction did not involve a public offering.

On June 26, 2007, a special meeting of CEP’s common unitholders was held. At this meeting, the common unitholders approved the conversion of all outstanding Class E units into common units. As a result of the approval, all 90,376 of the Company’s outstanding Class E units have been canceled and the same number of common units have been issued to the former holders of the Class E units. To facilitate the conversion, the common unitholders approved both a change in the terms of the Company’s Class E units to provide that each Class E unit is convertible into the Company’s common units, and the issuance of additional common units upon the conversion of the Class E units.

In July 2007, we sold 3,371,219 Class F units representing limited liability company interests and 2,664,998 common units representing Class B limited liability company interests in a private placement which generated proceeds of approximately $210 million. This offering was exempt from registration under Section 4(2) of the Securities Act because the transaction did not involve a public offering.

In September 2007, we sold 2,470,592 common units representing Class B limited liability company interests in a private placement which generated proceeds of approximately $105 million. This offering was exempt from registration under Section 4(2) of the Securities Act because the transaction did not involve a public offering.

On October 12, 2007, a special meeting of CEP’s common unitholders was held. At this meeting, the common unitholders approved the conversion of all outstanding Class F units into common units. As a result of the approval, all 3,371,219 of the Company’s outstanding Class F units have been canceled and the same number of common units have been issued to the former holders of the Class F units. To facilitate the conversion, the common unitholders approved both a change in the terms of the Company’s Class F units to provide that each Class F unit is convertible into the Company’s common units, and the issuance of additional common units upon the conversion of the Class F units.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1

–  Purchase and Sale Agreement, dated as of March 8, 2007, between EnergyQuest Resources, L.P., Oklahoma Processing EQR, LLC and Constellation Energy Partners, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on April 24, 2007).

2.2

–  Purchase and Sale Agreement, dated as of March 8, 2007, between EnergyQuest Resources, L.P., Oklahoma Processing EQR, LLC, Kansas Production EQR, LLC and Kansas Processing EQR, LLC and Constellation Energy Partners LLC (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on April 24, 2007).

2.3

–  Agreement of Merger dated as of July 12, 2007, among AMVEST Osage, Inc., AMVEST Oil & Gas, Inc. and CEP Mid-Continent LLC, f/k/a CEP Cherokee Basin LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on July 26, 2007).

2.4

–  Purchase and Sale Agreement dated as of August 2, 2007, between Newfield Exploration Mid-Continent Inc. and Constellation Energy Partners LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on September 26, 2007).

2.5

–  Nominee Agreement, dated as of September 21, 2007, by and between Newfield Exploration Mid-Continent Inc. and CEP Mid-Continent LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on September 26, 2007).

4.1

–  Registration Rights Agreement, dated as of April 23, 2007, by and between Constellation Energy Partners LLC and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on April 24, 2007).

4.2

–  Registration Rights Agreement, dated July 25, 2007, by and between Constellation Energy Partners LLC and the purchasers named therein. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on July 26, 2007).

4.3

–  Registration Rights Agreement, dated September 21, 2007, by and between Constellation Energy Partners LLC and the purchasers named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on September 26, 2007)

Exhibit Number	Description

5.1+	– Opinion of Andrews Kurth LLP as to the legality of the securities being registered.

8.1+	– Opinion of Andrews Kurth LLP relating to tax matters.

23.1+	– Consent of PricewaterhouseCoopers LLP.

23.2+	– Consent of Deloitte & Touche LLP.

23.3+	– Consent of Netherland, Sewell & Associates, Inc.

23.4+	– Consent of Andrews Kurth LLP (contained in Exhibit 5.1).

23.5+	– Consent of Andrews Kurth LLP (contained in Exhibit 8.1).

24.1*	– Powers of Attorney.

+	Filed herewith.
*	Previously filed.

Item 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement: and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus or any prospectus supplement filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus or prospectus supplement filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus or prospectus supplement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 7, 2007.

Constellation Energy Partners LLC

By:	/s/ FELIX J. DAWSON
Felix J. Dawson
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ FELIX J. DAWSON Felix J. Dawson	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer) and Manager	December 7, 2007

/S/ ANGELA A. MINAS Angela A. Minas	Chief Financial Officer (Principal Financial Officer) and Chief Accounting Officer and Treasurer (Principal Accounting Officer)	December 7, 2007

* Richard H. Bachmann	Manager	December 7, 2007

* John R. Collins	Manager	December 7, 2007

* Richard S. Langdon	Manager	December 7, 2007

* John N. Seitz	Manager	December 7, 2007

*By:	/s/ LISA J. MELLENCAMP
Attorney-in-fact

EXHIBIT LIST

Exhibit Number	Description

2.1

–  Purchase and Sale Agreement, dated as of March 8, 2007, between EnergyQuest Resources, L.P., Oklahoma Processing EQR, LLC and Constellation Energy Partners, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on April 24, 2007).

2.2

–  Purchase and Sale Agreement, dated as of March 8, 2007, between EnergyQuest Resources, L.P., Oklahoma Processing EQR, LLC, Kansas Production EQR, LLC and Kansas Processing EQR, LLC and Constellation Energy Partners LLC (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on April 24, 2007).

2.3

–  Agreement of Merger dated as of July 12, 2007, among AMVEST Osage, Inc., AMVEST Oil & Gas, Inc. and CEP Mid-Continent LLC, f/k/a CEP Cherokee Basin LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on July 26, 2007).

2.4

–  Purchase and Sale Agreement dated as of August 2, 2007, between Newfield Exploration Mid-Continent Inc. and Constellation Energy Partners LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on September 26, 2007).

2.5

–  Nominee Agreement, dated as of September 21, 2007, by and between Newfield Exploration Mid-Continent Inc. and CEP Mid-Continent LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on September 26, 2007).

4.1

–  Registration Rights Agreement, dated as of April 23, 2007, by and between Constellation Energy Partners LLC and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on April 24, 2007).

4.2

–  Registration Rights Agreement, dated July 25, 2007, by and between Constellation Energy Partners LLC and the purchasers named therein. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on July 26, 2007).

4.3

–  Registration Rights Agreement, dated September 21, 2007, by and between Constellation Energy Partners LLC and the purchasers named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Constellation Energy Partners LLC on September 26, 2007).

5.1+	– Opinion of Andrews Kurth LLP as to the legality of the securities being registered.

8.1+	– Opinion of Andrews Kurth LLP relating to tax matters.

23.1+	– Consent of PricewaterhouseCoopers LLP.

23.2+	– Consent of Deloitte & Touche LLP.

23.3+	– Consent of Netherland, Sewell & Associates, Inc.

23.4+	– Consent of Andrews Kurth LLP (contained in Exhibit 5.1).

23.5+	– Consent of Andrews Kurth LLP (contained in Exhibit 8.1).

24.1*	– Powers of Attorney.

+	Filed herewith.
* Previously	filed.